Exhibit 99.1

TRILLION COMPLETES EQUITY FINANCING

Oversubscribed Private placement upsized from $10 to almost $18 million

March 29, 2022 - Vancouver, BC - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (Frankfurt: Z62) is pleased to announce that, further to the press releases dated March 14 and 16, 2022, it has closed an oversubscribed private placement for total gross proceeds of approximately $17,913,000 (the “Private Placement”). The Private Placement was increased from $10,000,000 to $17,913,000 due to a high demand to participate in the offering.

In connection with the final tranches of the Private Placement, the Company issued an aggregate of approximately 62,198,000 units (the “Units”) at a price of $0.165 per Unit for aggregate gross proceeds of approximately $10,262,000. In the first tranche closed March 16, 2022, the Company issued an aggregate of 46,368,643 units for aggregate gross proceeds of $7,651,000. The Units are comprised of one (1) common share (“Common Share”) and one half (1/2) of one (1) common share purchase warrant (“Warrant”) of Trillion. Each whole Warrant entitles the holder thereof to purchase one Common Share for $0.45 expiring two (2) years from the date of issue. The Warrants include an acceleration provision whereby if the Company’s Common Shares trade at a price greater than $1.00 for a period of 20 trading days, Trillion may accelerate the expiry of the Warrants. Echelon Capital Markets acted as financial advisor with respect to Private Placement.

Dr. Art Halleran, CEO stated:

“With the recent influx of funding we will be able to convert our gas reserves into revenue. This Private Placement is a giant step towards realizing that outcome. The strong demand for the Company’s shares resulting in being oversubscribed by almost $8 million illustrates the value of the Company’s SASB asset in the current economic environment.”

In connection with the final tranches, the Company paid finders fees to eligible finders in the approximate amount of $622,000 and issued to the finder’s an aggregate of approximately 3,774,000 broker warrants (the “Broker Warrants”). Each Broker Warrant is exercisable for a period of twenty four (24) months from the date of issue and entitles the holder thereof of acquire one Common Share at a price of $0.45 per Common Share. Echelon Capital Markets has been paid an advisory fee and issued advisory fee broker warrants as compensation.

The Company settled a total of approximately $315,000 in outstanding debts to certain arm’s length parties, through the issuance of an aggregate of approximately 1,909,000 Units (the “Debt Settlement”). The Units issued in connection with the Debt Settlement have the same terms as those Units issued in connection with the Private Placement.

The Units were offered pursuant to available prospectus exemptions, including sales to accredited investors. Completion of the Private Placement is subject to regulatory approval including, but not limited to, the approval of the CSE. The securities issued are subject to a four month hold period from the date of issuance.

About the Company

Trillion Energy International Inc. is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property.

The Company’s NI 51-101 and other reports relating to its reserves as of December 31, 2021 and October 31, 2021 prospective resources may be found on www.sedar.com, as well as the Company’s website. GLJ has assessed 2P reserves of approximately 41 BCF for 100% interest in the SASB gas field, where the Company’s net interest is 49% of same.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Neither the CSE nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain forward-looking information and statements, including without limitation, the Company’s ability to obtain necessary approvals from the CSE. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Trillion, as the case may be, to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, geopolitical and social uncertainties; risks of availability of future capital; risks associated with operation in foreign jurisdictions; and other risks inherent in the oil and gas industry. Although Trillion has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Trillion’s disclosure documents on the SEDAR website at www.sedar.com. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.